UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 30, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary
Date: August 30, 2010

BLAKE DAWSON COMMENTS
30 August 2010
Scheme of Arrangement — Lodgement of Court Order
Lihir Gold Limited (“LGL”) today announced that, following the approval of the Scheme of Arrangement by the National Court of Papua New Guinea on Friday, 27 August, LGL proposes to lodge a certified copy of the Court Order with the PNG Registrar of Companies in accordance section 250(4) of the Companies Act of PNG. A copy of the Court order is attached.
As advised on Firday 27 August 2010, the Scheme became Effective today 30 August 2010 and, under the Companies Act of PNG, this does not require lodgement of the certified copy of the Court Order.
LGL is not able to lodge a certified copy of the Court Order with the Registrar of Companies in Port Moresby today since the office is being relocated and is not currently accepting lodgements. Under the Companies Act of PNG, LGL has one month to lodge the Court Order with the Registrar of Companies and expects to lodge it on Wednesday 1 September 2010.
Further information
An LGL shareholder information line is available on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time), Monday to Friday.
For further information regarding LGL please contact:
Stuart MacKenzie
Group Secretary
+61 7 3318 3319
+61 408 156 536

IN THE NATIONAL COURT OF JUSTICE AT WAIGANI PAPUA NEW GUINEA MP No. 302 of 2010 IN THE MATTER OF THE COMPANIES ACT 1997 AND: IN THE MATTER OF LIHIR GOLD LIMITED ORDER Filed: 2^ August 2010 BLAKE DAWSON Lawyers 4th Floor Mogoru Moto Building Champion Parade (PO Box 850) PORT MORESBY NCD Telephone: 309 2000 Facsimile: 309 2099 File No: D.Wood: 100335 Doc. Id: 210614893

IN THE NATIONAL COURT OF JUSTICE AT WAIGANI PAPUA NEW GUINEA MP No. 302 of 2010 IN THE MATTER OF THE COMPANIES ACT 1997 AND: IN THE MATTER OF LIHIR GOLD LIMITED ORDER 1. The arrangement between Lihir Gold Limited (Applicant) and the shareholders of the Applicant to effect a merger between the Applicant and Newcrest Mining Limited pursuant to Part XVI of the Companies Act 1997 in the form of the Scheme of Arrangement tendered in these proceedings (Scheme) and attached hereto as Schedule 1 to this Order be binding on the Applicant and on all shareholders of the Applicant at any relevant time. All transactions and other matters referred to in the Scheme, including the transfer of shares in the Applicant to Newcrest Mining Limited pursuant to the Scheme, take effect and occur in accordance with the Scheme. Paragraphs 1 and 2 of this Order shall take effect on and from the 30th day of August 2010. The time for entry of this Order be abridged to the time of settlement by the Register which shall take place forthwith. BY THE C ORDERED: the 27th day of August 2010 ENTERED: the 27th day of August 2010

IN THE NATIONAL COURT OF JUSTICE AT WAIGANI PAPUA NEW GUINEA MP No. 302 of 2010 IN THE MATTER OF THE COMPANIES ACT 1997 AND: IN THE MATTER OF LIHIR GOLD LIMITED SCHEDULE 1

Scheme of Arrangement Lihir Gold Limited ARBN 069 803 998 LGL Shareholders Blake Dawson Level 36, Grosvenor Place 225 George Street Sydney NSW 2000 Australia T 61 2 9258 6000 F 61 2 9258 6999 Reference PHM SZMC SZD 02-2013-4463 ©Blake Dawson 2010

Blake Dawson Contents CONTENTS PRELIMINARY CONDITIONS SCHEME SCHEME CONSIDERATION DEALINGS IN LGL SHARES QUOTATION OF SHARES GENERAL DEFINITIONS AND INTERPRETATION

Blake Dawson

SCHEME OF ARRANGEMENT

pursuant to section 250 of the *Companies Act 1997* (PNG)

between

Lihir Gold Limited ARBN 069 803 998 (**LGL**)

and

each LGL Shareholder

1. PRELIMINARY

1.1 LGL

LGL is a public company incorporated in Papua New Guinea, having its registered office at Level 7, Cnr Champion Pde and Musgrave St, Port Moresby, Papua New Guinea. LGL Shares are quoted on the official list of POMSoX and ASX and LGL has American Depository Shares (representing LGL Shares) quoted on NASDAQ.

1.2 Newcrest

Newcrest Mining Limited is a public company incorporated in Australia, registered in Victoria, having its registered office at Level 9, 600 St Kilda Rd, Melbourne, VIC 3004 (**Newcrest**). Newcrest Shares are quoted on the official list of ASX and Newcrest has American Depository Receipts (representing Newcrest Shares) that are quoted on the OTCBB and traded over-the-counter in the United States.

1.3 Effect of Scheme

If the Scheme becomes Effective, then:

(a) in consideration for Newcrest's name being entered in the Register in respect of all the Scheme Shares under this Scheme, Newcrest will provide, or procure the provision of, the Scheme Consideration to the Scheme Participants in accordance with the terms of the Scheme; and

(b) LGL will enter the name of Newcrest in the Register in respect of all of the Scheme Shares in accordance with the terms of the Scheme.

1.4 Deed Poll

Newcrest has entered into the Deed Poll in favour of the Scheme Participants pursuant to which it has covenanted to Scheme Participants that it will observe and perform the obligations contemplated of it under the Scheme, including without limitation, providing to each Scheme Participant, or procuring the provision to each of them of, the Scheme Consideration to which such Scheme Participant is entitled under the Scheme.

2. CONDITIONS

2.1 Conditions of Scheme

The Scheme is conditional on:

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(a) all of the Conditions Precedent having been satisfied or waived in accordance with the terms of the Merger Implementation Agreement, which Conditions Precedent include the Court approving the Scheme in accordance with section 250 of the *Companies Act 1997* (PNG) (**PNG Companies Act**);and

(b) any other conditions on which the Court makes its order approving the Scheme under section 250(1) or any subsequent order under section 251(1) of the PNG Companies Act that are approved in writing by LGL and Newcrest being satisfied.

2.2 Certificate

LGL and Newcrest will each provide to the Court at the Second Court Hearing a certificate confirming whether, within their knowledge, as at 8.00am on the Second Court Hearing Date all the Conditions Precedent (other than in relation to the Scheme being approved by the Court pursuant to section 250 of the PNG Companies Act) have been satisfied or waived in accordance with the terms of the Merger Implementation Agreement.

2.3 Conclusive evidence

The giving of a certificate by Newcrest or LGL under clause 2.2 will, in the absence of manifest error or a contradictory statement in the certificate given by the other, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in each certificate.

2.4 Scheme becoming effective

Subject to clause 2.5, the Scheme will become effective on the Effective Date.

2.5 End Date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

3. SCHEME

3.1 Lodgement of Court order

Following the approval of the Scheme by the Court at the Second Court Hearing in accordance with section 250 of the PNG Companies Act, LGL will, as soon as possible (and in any event within one month in accordance with section 250(4) of the PNG Companies Act), lodge with the PNG Registrar of Companies a certified copy of the Court order approving the Scheme.

3.2 Transfer of Scheme Shares and entry of Newcrest on Register

On the Implementation Date, subject to the provision of the Scheme Consideration in accordance with clause 4.1 and the Deed Poll and Newcrest having provided LGL with written confirmation thereof, all of the Scheme Shares will, together with all rights and entitlement attaching to the Scheme Shares as at the Implementation Date, be transferred to Newcrest, without the need for any further act by any Scheme Participant (other than acts performed by LGL or any of its directors or officers as attorney or agent for Scheme Participants under this Scheme), in accordance with clauses 3.3 and 3.4.

3.3 PNG Register

(a) In respect of Scheme Participants holding Scheme Shares on the PNG Register, each such Scheme Participant, as transferor, authorises and directs the PNG broker to effect a transfer of their Scheme Shares on the PNG Register to Newcrest on the Implementation Date and for that purpose each such Scheme

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Participant authorises and directs the PNG Broker to execute a transfer of the Scheme Shares on the PNG Register on their behalf.

(b) LGL must enter Newcrest in the PNG Register as the holder of all the Scheme Shares on the PNG Register on the Implementation Date.

3.4 Australian Registers

(a) In respect of Scheme Participants holding Scheme Shares on the Australian Registers, each such Scheme Participant, as transferor, authorises and directs LGL to enter Newcrest in the Australian Registers as holder of those Scheme Shares, or to procure that those Scheme Shares are otherwise transferred to Newcrest on the Implementation Date by any means reasonably determined by LGL (after having consulted in good faith with Newcrest), including but not limited to, pursuant to:

(i) an ASTC Regulated Transfer;

(ii) a Holding Adjustment; or

(iii) a Scheme Transfer,

and each such Scheme Participant further authorises and directs LGL to take any action which LGL reasonably determines is necessary or appropriate to give effect to the entry in the Australian Registers or transfer (as applicable), including but not limited to:

(iv) executing and delivering, or causing to be executed and delivered, any documents;

(v) giving instructions to any relevant Participant under the ASTC Settlement Rules; or

(vi) Transmitting, or causing to be Transmitted, any Message.

(b) LGL must enter Newcrest in the Australian Registers as the holder of all of the Scheme Shares on the Australian Registers on the Implementation Date.

(c) If any action taken by LGL pursuant to clause 3.4(a) is subsequently determined by a court having appropriate jurisdiction not to have been effective to bring about the entry in the Australian Registers of Newcrest as holder of the Scheme Shares then neither Newcrest nor LGL will be entitled to set aside or claim from the Scheme Participants any of the Scheme Consideration provided to the Scheme Participants (in whole or in part) and, subject to clause 3.4(d), Newcrest and LGL irrevocably waive any and all rights they would otherwise have in respect of the failure to bring about the entry in the Australian Registers of Newcrest as holder of the Scheme Shares.

(d) Paragraph 3.4(c) will not prevent LGL or Newcrest from taking any and all further action (including but not limited to the execution of a Scheme Transfer) which it deems necessary or advisable in order to validly effect the transfer of the Scheme Shares on the Australian Registers to Newcrest.

3.5 Agreement by Scheme Participants

The Scheme Participants irrevocably agree, without the need for any further act by them, to the transfer of all of their Scheme Shares, together with all rights and entitlements attaching to their Scheme Shares as at the time of transfer, to Newcrest and the entry of Newcrest in the Register as the holder of all their Scheme Shares in accordance with the terms of the Scheme. Scheme Participants to whom New Newcrest Shares are issued

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pursuant to the Scheme irrevocably agree, without the need for any further act by them, to become members of Newcrest for the purposes of the Australian Corporations Act and to have their name and address entered in Newcrest's register of members and to accept the New Newcrest Shares issued by way of Scheme Consideration subject to the Newcrest Constitution and agree to be bound by the Newcrest Constitution.

3.6 Warranties by Scheme Participants

Each Scheme Participant is deemed to have warranted to LGL and appointed and authorised LGL as its attorney and agent to warrant to Newcrest, that all its Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred to Newcrest under the Scheme will, at the time of the transfer of the Scheme Shares to Newcrest, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer and that it has the full power and capacity to sell and transfer its Scheme Shares (including any rights and entitlements attaching to those shares) to Newcrest under the Scheme. LGL undertakes in favour of each Scheme Participant that it will provide such warranty to Newcrest on behalf of that Scheme Participant.

3.7 Transfer free from encumbrances

To the extent permitted by law, all LGL Shares (including any rights and entitlements attaching to those shares) which are transferred to Newcrest under this Scheme will, at the time of the transfer of them to Newcrest, vest in Newcrest free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Scheme.

3.8 Beneficial entitlement by Newcrest

From the Effective Date, Newcrest shall be beneficially entitled to the LGL Shares to be transferred to it under the Scheme (together with all rights and entitlements attaching to those LGL Shares), pending the effective transfer of those LGL Shares to Newcrest.

3.9 Appointment of Newcrest as sole proxy

From the Effective Date until the effective transfer of all the LGL Shares to Newcrest, each Scheme Participant:

(a) without the need for any further act by that Scheme Participant, irrevocably appoints Newcrest as its proxy to (and irrevocably appoints Newcrest as its agent and attorney for the purpose of appointing any director or officer of Newcrest as that Scheme Participant's proxy and, where appropriate, its corporate representative to) attend shareholders meetings, exercise the votes attaching to LGL Shares registered in its name as the proxy or representative sees fit and sign any shareholders resolution, and no Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 3.9(a)); and

(b) must take all other actions in the capacity of the registered holder of LGL Shares as Newcrest directs.

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Blake Dawson 4. SCHEME CONSIDERATION 4.1 Provision of Scheme Consideration (a) In consideration of Newcrest’s name being entered in the Register in respect of all the Scheme Shares, Newcrest must: (i) no later than one Business Day before the Implementation Date, deposit in immediately available funds an amount equal to the aggregate amount of the cash component of the Scheme Consideration payable to all Scheme Participants in accordance with this clause 4, into an account with an Australian ADI (as defined in the Australian Corporations Act) nominated by LGL for that purpose and which attracts interest at a commercial rate (with such interest accruing to the benefit of LGL) with those funds (excluding any interest accrued) to be held ontoojs^JwLGL for the Scheme Participants for the purpose of LGL paying^fie^^m^c^igkQnent of the Scheme Consideration to the Scheme/^^pj^&i^/.s^> // ,<// ^\*> % (ii) on the Implementation Date, issuei’n<$%Hbt to ea^Scheito^aijficipant (other than an Ineligible Overseas^hlr^holc^o^n^lecting’^. V| Unmarketable Parcel Shareholder) siqfi nunn^r%?Ne.w-Wew(!Pes| Shares (if any) as that Scheme Participant is:^titledjtb’a£tfH$New Nlewalest Share component of the Scheme Coi§i^eraliot4-wrjidef’’’this jnausjy 4; (iii) on the Implementation Date, issue andsalloft©4roejaaler^en> accordance with clause 4.5 such numbet^Qf New$£tflres£enares (if any) as are attributable to Ineligible Overseas §Pfa*afaakies*^ffid Electing Unmarketable Parcel Shareholders; (iv) on the Implementation Date, enter into the register of members of Newcrest the name and address of: each Scheme Participant (other than an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder) in respect of the aggregate number of New Newcrest Shares issued to them under clause 4.1 (a)(ii); the Sale Agent in respect of the aggregate number of New Newcrest Shares issued to it under 4.1(a)(iii); (b) Subject to clause 4.7, as soon as practicable after the Implementation Date and no later than 5 Business Days after the Implementation Date, Newcrest must send or procure the despatch to: (i) each Scheme Participant (other than an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder) by pre-paid post to his or her address recorded in the Register at the Record Date; and (ii) the Sale Agent by pre-paid post to its registered address or such other address as it has notified to Newcrest prior to the Implementation Date, a holding statement or notice confirming the issue of the New Newcrest Shares to that Scheme Participant or the Sale Agent (as the case may be) representing the total number of New Newcrest Shares to be issued to that Scheme Participant or the Sale Agent (as the case may be) in accordance with this Scheme. (c) Subject to clause 4.7, within 5 Business Days after the Implementation Date, subject to receipt of the aggregate amount of the cash component of the^Scheme

Blake Dawson

Consideration in accordance with clause 4.1(a)(i), LGL will pay to each Scheme Participant such amount of the cash component of the Scheme Consideration (if any) as that Scheme Participant is entitled to under this clause 4 for each Scheme Share registered in the name of that Scheme Participant by cheque drawn in Australian currency sent by pre-paid post to the address of Scheme Participant recorded in the Register at the Record Date.

(d) Except for a Scheme Participant's tax file number, any binding instruction or notification between a Scheme Participant and LGL relating to Scheme Shares as at the Record Date (including, without limitation, any instructions relating to payment of dividends or to communications from LGL) will, from the Record Date, be deemed (except to the extent determined otherwise by Newcrest in its sole discretion) to be a similarly binding instruction or notification to, and accepted by, Newcrest in respect of the New Newcrest Shares issued to the Scheme Participant pursuant to the Scheme, until that instruction or notification is revoked or amended in writing addressed to Newcrest through the Newcrest Registry, provided that any such instructions or notifications accepted by Newcrest will apply to and in respect of the issue of New Newcrest Shares as part of the Scheme Consideration only to the extent that they are not inconsistent with the other provisions of the Scheme.

4.2 Election

(a) A Scheme Participant may make:

(i) an Election for Mixed Consideration, Maximum Cash Consideration or Maximum Share Consideration (but, subject to clause 4.2(b)(iv), not for two or more of them); and /or

(ii) an election that, if they would otherwise receive in aggregate 14 New Newcrest Shares or less under the Scheme (taking into account their Election and any scale back of their Scheme Consideration in accordance with clause 4.4), those New Newcrest Shares instead be issued to the Sale Agent in accordance with clause 4.5) (an ***Unmarketable Parcel Election***), by completing, in accordance with the instructions on it, the election form for the purpose which accompanies the Scheme Booklet (or which is otherwise made available by LGL, including electronically) (the ***Election Form***) and returning or submitting the completed Election Form to the address or via the method set out in the Election Form so that it is received by no later than the Election Date.

(b) Subject to clause 4.8(b):

(i) any Election (other than an Election deemed to be made pursuant to and in accordance with clause 4.2(d)) or Unmarketable Parcel Election must be made in accordance with the terms and conditions on the Election Form;

(ii) any Election or Unmarketable Parcel Election will apply to all of the LGL Shares of the Scheme Participant as at the Record Date;

(iii) once made, a valid Election or Unmarketable Parcel Election by a Scheme Participant may be varied before the Election Date by lodging or submitting a replacement Election Form in accordance with the instructions on the Election Form; and

(iv) in the manner considered appropriate by LGL (acting reasonably),a Scheme Participant that holds one or more parcels of LGL Shares as trustee or nominee for, or otherwise on account of, another person, may

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make separate Elections or Unmarketable Parcel Elections in relation to each of those parcels of LGL Shares (and, for the purposes of calculating the Scheme Consideration to which that Scheme Participant is entitled under the Scheme, each such parcel of LGL Shares will be treated as though it were held by a separate Scheme Participant).

(c) Any purported Election or Unmarketable Parcel Election not made in accordance with clause 4.2(a) and 4.2(b) will not be valid for any purpose and will not be recognised by LGL or Newcrest.

(d) Any Scheme Participant who has not made a valid Election is, for the purpose of the Scheme, deemed to have made a valid Election for Maximum Share Consideration.

4.3 Mixed Consideration

(a) A Scheme Participant may make an Election for Mixed Consideration in relation to the Scheme Consideration that the Scheme Participant is entitled to receive under this Scheme.

(b) If a Scheme Participant elects to receive the Mixed Consideration then, subject to clauses 4.5 and 4.8, the Scheme Participant will be entitled to receive as Scheme Consideration:

(i) a cash amount of A$0.225 for each Scheme Share held by that Scheme Participant at the Record Date; and

(ii) one New Newcrest Share for every 8.43 Scheme Shares held by that Scheme Participant at the Record Date,

less (in respect of each Scheme Share held by that Scheme Participant at the Record Date) any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date.

4.4 Mix and match facility

(a) A Scheme Participant may, subject to the terms of this Scheme, elect to:

(i) maximise the New Newcrest Share component of the Scheme Consideration (**Maximum Share Consideration**); or

(ii) maximise the cash component of the Scheme Consideration (**Maximum Cash Consideration**).

(b) Any Election for Maximum Share Consideration will be subject to the Share Consideration Cap (subject to clause 4.4(c)), and any Election for Maximum Cash Consideration will be subject to the Cash Consideration Cap.

(c) Elections for Maximum Share Consideration will be satisfied in full where sufficient New Newcrest Shares are available (having regard to the Share Consideration Cap). If the number of New Newcrest Shares available after deducting the Mixed Consideration Shares is insufficient to satisfy the Maximum Share Number, then a Scheme Participant who has made, or is deemed to have made, a valid Election for Maximum Share Consideration will receive:

(i) a number of New Newcrest Shares equal to:

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{(Shareholder Offer Value / Newcrest VWAP) / Maximum Share Number} x (Share Consideration Cap – Mixed Consideration Shares) (the **Maximum Share Consideration Share Component**); and

(ii) cash equal to:

Shareholder Offer Value – (Maximum Share Consideration Share Component x Newcrest VWAP).

(d) Elections for Maximum Cash Consideration will be satisfied in full where sufficient cash is available (having regard to the Cash Consideration Cap). If, after deducting the Mixed Consideration Cash, the amount of cash available is insufficient to satisfy in full all valid Elections for Maximum Cash Consideration, a Scheme Participant who has made a valid Election for Maximum Cash Consideration will receive:

(i) cash equal to:

(Shareholder Offer Value / Maximum Cash Value) x (Cash Consideration Cap – Mixed Consideration Cash) (the **Maximum Cash Consideration Cash Component**); and

(ii) New Newcrest Shares equal to:

(Shareholder Offer Value – Maximum Cash Consideration Cash Component) / Newcrest VWAP.

NATIONAL COURT WAIGANI

(e) LGL may, with Newcrest's consent (which may not be unreasonably withheld or delayed), settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with any Election, whether arising generally or in relation to any particular Election of a Scheme Participant, and any decision is conclusive and binding on all relevant Scheme Shareholders and other persons to whom the decision relates.

4.5 Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders

(a) Newcrest will be under no obligation under the Scheme to issue, and will not issue, any New Newcrest Shares to an Ineligible Overseas Shareholder or an Electing Unmarketable Parcel Shareholder, and instead Newcrest will issue to the Sale Agent on the Implementation Date the New Newcrest Shares to which:

(i) each Ineligible Overseas Shareholder, having regard to their Election and the operation of clauses 4.4(c) and 4.4(d), would otherwise have been entitled (if they were a Scheme Participant that was not an Ineligible Overseas Shareholder); and

(ii) each Electing Unmarketable Parcel Shareholder, having regard to their Election and the operation of clauses 4.4(c) and 4.4(d), would otherwise have been entitled (if they had not submitted a valid Unmarketable Parcel Election).

(b) Newcrest will procure that, as soon as reasonably practicable, the Sale Agent:

(i) sells on ASX all of the New Newcrest Shares issued to the Sale Agent pursuant to clause 4.5(a) in such manner, at such price and on such other terms as the Sale Agent determines in good faith, and at the risk of the Ineligible Overseas Shareholder and Electing Unmarketable Parcel Shareholder; and

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Blake Dawson (ii) remits to Newcrest {or at its direction) the gross proceeds of sale without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions of tax required by law or any revenue authority). (c) Promptly after the remittance in accordance with clause 4.5(b), Newcrest will pay, or procure the payment, by cheque drawn in Australian currency, to each Ineligible Overseas Shareholder and Electing Unmarketable Parcel Shareholder (in accordance with clause 4.6) such proportion of the gross proceeds of sale remitted to (or at the direction of) Newcrest pursuant to clause 4.5(b)(ii) as is equal to the number of New Newcrest Shares that would have been issued pursuant to the Scheme to that Ineligible Overseas Shareholder (if they were a Scheme Participant that was not an Ineligible Overseas Shareholder) or Electing Unmarketable Parcel Shareholder (if they had not submitted a valid Unmaji^eiabjf^P^rcel Election) (as applicable) divided by the total number of New N^rcre^tSriape^ issued to the Sale Agent pursuant to clause 4.5(a), without dedi^n^^y^roT<eTag’e-’COsts, out of pocket expenses, stamp duty or taxes (othel’tkjtliyany applicable withholding tax or other deductions for tax required by law or|?nvyrreven|jj^||praitity) in tufl,satisfaction of Newcrest’s obligations to that Ineligible |i)v^rseas -S|^$i||JeT*br Ejecting Unmarketable Parcel Shareholders appR^abJe^ undfli^^pfe^ns ofythe Scheme in respect of the Share Consideration. 4.6 Sending cheques Subject to clause 4.7, the despatch to a Scheme Participant of any“cTieque drawn in Australian currency for the proceeds of sale pursuant to clause 4.5 must be by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) in an envelope addressed to their address shown in the Register as at the Record Date. 4.7 Joint holders In the case of LGL Shares held in joint names: any cheque required to be paid to Scheme Participants under this Scheme must be payable to the joint holders and be forwarded to the holder whose name appears first in the Register as at the Record Date; and holding statements or notices confirming the issue of the New Newcrest Shares to Scheme Participants must be issued in the names of the joint holders and sent to the holder whose name appears first in the Register as at the Record Date. 4.8 Fractional entitlements (a) If the number of Scheme Shares held by a Scheme Participant is such that the aggregate entitlement of that Scheme Participant to Scheme Consideration: (i) includes a fractional entitlement to a New Newcrest Share; and/or (ii) includes a fractional entitlement to a cent in cash, then the entitlement of that Scheme Participant must be rounded up or down, with any fractional entitlement of less than 0.5 being rounded down to the nearest whole number of New Newcrest Shares or cents (as applicable), and any fractional entitlement of 0.5 or more being rounded up to the nearest whole number of New Newcrest Shares or cents (as applicable).

Blake Dawson 5. (a) (b) 4.9 (b) If Newcrest is of the opinion (acting reasonably) that two or more Scheme Participants, each of which holds a holding of Scheme Shares which results in rounding in accordance with clause 4.8(a), have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding , Newcrest may give notice to those Scheme Participants: (i) setting out the names and registered addresses of all of them; (ii) stating that opinion; and (iii) attributing to one of them specifically identified in the notice the Scheme Shares held by all of them, New and, after the notice has been so given, the Scheme Participant specifically identified in the notice as the deemed holder of all the specified Scheme Shares shall, for the purposes of the Scheme, be taken to hold all those Scheme Shares and each of the other Scheme Participants whose nameja~af^s«^Qut in the notice shall, for the purposes of the Scheme, be taken to hewna^bewk^SMres. Newcrest Shares to rank equally and New Newcrest Shares issued to the Scheme ^a$opants wi|l, will rank equally in all respects with all existing Newcrest Shafesi On issue, each New Newcrest Share issued td’thl. Scheme fully paid and free from any mortgage, charge, lierf^eficumb?a“nce interest. DEALINGS IN LGL SHARES ~S.CONT5.1 Determination of Scheme Participants For the will only (a) (b) purpose of establishing who are the Scheme Participants, dealings in LGL Shares be recognised if: in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant LGL Shares at or before the Record Date; and in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received at or before the Record Date at the place where the Register is kept. 210549990 1 5.2 Register (a) Transmission applications or transfers received at or before the Record Date: LGL must register registrable transmission applications or transfers of the kind referred to in clause 5.1(b) by the Record Date. (b) Transmission applications or transfers received after the Record Date: LGL will not accept for registration or recognise for any purpose any transmission applications or transfers in respect of LGL Shares received after the Record Date, other than a transfer to Newcrest in accordance with the Scheme. (c) ^7/f/fC>
Maintaining of the Register: For the purpose of determining entitlements to participate in the Scheme, LGL will, until the Scheme Consideration has been provided, maintain the Register in accordance with the provisions of Jim clause 5
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and, subject to clause 4.7, the Register in this form will solely determine entitlements to the Scheme Consideration.

(d) **Scheme Participant details**: LGL must procure that, as soon as practicable after the Record Date and in any event at least 2 Business Days before the Implementation Date, details of the names, registered addresses and holdings of LGL Shares of every Scheme Participant as shown in the Register at the Record Date are available to Newcrest in such form as Newcrest may reasonably require.

(e) **Effect of the Record Date**: All statements of holding for LGL Shares (other than statements of holding in favour of Newcrest) will cease to have any effect from the Record Date as documents of title in respect of those LGL Shares. As from the Record Date, each entry current at that date on the Register relating to LGL Shares will cease to be of any effect other than as evidence of entitlement to the Scheme Consideration in respect of the LGL Shares relating to that entry.

6. QUOTATION OF SHARES

6.1 Suspension of trading in LGL Shares and American Depository Shares

LGL must apply to ASX and POMSoX for a suspension in trading in LGL Shares on and from the close of trading on the Effective Date. LGL must apply to NASDAQ for a suspension in trading in American Depository Shares (representing LGL Shares) on and from the close of trading on the trading day immediately preceding the Effective Date.

6.2 Termination from official quotation of LGL Shares and American Depository Shares

LGL will apply, as and when required by Newcrest, for termination of the official quotation of LGL Shares on ASX and POMSoX and American Depository Shares (representing LGL Shares) quoted on NASDAQ and the removal of LGL from the official list of those exchanges with effect from the Business Day after the date on which Newcrest is duly registered as the holder of all the Scheme Shares in accordance with this Scheme.

6.3 Quotation of New Newcrest Shares

Newcrest will use its best endeavours to procure that the New Newcrest Shares to be issued pursuant to the Scheme will be quoted on ASX and POMSoX as soon as practicable after the Effective Date, initially on a deferred settlement basis and thereafter on a normal T+3 settlement basis.

7. GENERAL

7.1 Appointment of attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints LGL as its attorney and agent for the purpose of doing all things and executing any document necessary or desirable to give effect to the Scheme, and LGL accepts such appointment. LGL, as agent and attorney of each Scheme Participant, may sub delegate its functions, authorities or powers under this clause 7.1 to all or any of its directors and officer (jointly, severally, or jointly and severally).

7.2 LGL and Scheme Participants bound

The Scheme binds LGL and all Scheme Participants (including those who did not attend the Shareholders' Meeting, did not vote at that meeting or voted against the Scheme) and

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will, for all purposes, have effect notwithstanding any inconsistent provision in the constitution of LGL to the extent permitted by law.

7.3 Further assurances

LGL will execute all documents and do all acts and things necessary or expedient to give effect to the terms of the Scheme and the transactions contemplated by it.

7.4 Authority

Each of the Scheme Participants consent to LGL doing all things necessary or incidental to the implementation of the Scheme.

7.5 Communications

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to LGL, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at LGL's registered office or at the share registry of LGL. If communications are sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

7.6 Alterations and conditions

LGL may by its counsel, and with the prior consent of Newcrest, consent on behalf of all Scheme Participants to any modifications or conditions which the Court thinks fit to impose.

WAIGANI

7.7 Stamp Duty

Newcrest will pay any stamp duty and any related fines, penalties and interest payable on, or in connection with the transfer by Scheme Participants of the LGL Shares and the entry of Newcrest as the holder of all the Scheme Shares in the Register.

7.8 Governing law

This Scheme is governed by the laws of Papua New Guinea. The parties submit to the non-exclusive jurisdiction of the National Court of Papua New Guinea and the courts of appeal from it.

8. DEFINITIONS AND INTERPRETATION

8.1 Definitions

In this Scheme, except where the context otherwise requires:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Regulated Transfer has the meaning given to that term in the ASTC Settlement Rules.

ASTC Settlement Rules means the operating rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of ASX as from time to time amended or waived in their application to a party.

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ASX Trading Day has the meaning given to the term "Trading Day" in the ASX Listing Rules.

Australian Corporations Act means the *Corporations Act 2001* of the Commonwealth of Australia.

Australian Registers means those parts of LGL's share register comprising LGL Shareholders designated in the share register as being on the "New South Wales Register" or the "Victorian Register" and holding LGL Shares that are capable of being traded on the ASX.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that the ASX or POMSoX declares is not a business day.

Cash Consideration Cap means A$1 billion (or such higher amount as Newcrest determines in its absolute discretion).

CHESS means the Clearing House Electronic Subregister System, which facilitates electronic security transfer in Australia.

Conditions Precedent means the conditions precedent in clause 5 of the Merger Implementation Agreement.

Court means the National Court of Papua New Guinea.

Deed Poll means the deed poll made by Newcrest in favour of Scheme Participants under which Newcrest agrees to procure the provision of the Scheme Consideration to Scheme Participants.

Dividend Value means the amount of any dividend in respect of one LGL Share recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date.

Effective when used in relation to the Scheme, means the coming into effect, pursuant to section 250 of the PNG Companies Act, of the order of the Court under section 250(1) of the PNG Companies Act approving the Scheme.

Effective Date means the date on which the orders of the Court under section 250(1) of the PNG Companies Act approving the Scheme become Effective.

Electing Unmarketable Parcel Shareholder means a Scheme Participant who makes an Unmarketable Parcel Election and, but for making that Unmarketable Parcel Election, would receive in aggregate 14 New Newcrest Shares or less under the Scheme (taking into account their Election and any scale back of their Scheme Consideration in accordance with clause 4.4).

Election means a valid election made by an LGL Shareholder pursuant to clause 4.2(a) and in accordance with clause 4.2(b), or deemed to be made pursuant to and in accordance with clause 4.2(d).

Election Date means 9.00pm on the same date as the Record Date.

Election Form has the meaning given in clause 4.2(a).

End Date means 31 December 2010 or such later date as agreed between the parties.

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First Court Hearing means the hearing of the application by LGL for orders pursuant to section 250 of the PNG Companies Act including for the convening of the Shareholders Meeting.

Holding Adjustment has the meaning given to that term in the ASTC Settlement Rules.

Implementation Date means the date that is 5 Business Days after the Record Date, or such other date agreed in writing by the parties.

Independent Expert's Report means the report prepared by the Independent Expert for inclusion in the Scheme Booklet in accordance with the PNG Companies Act and the order of the Court at the First Court Hearing.

Ineligible Overseas Shareholder means a Scheme Participant whose address as shown in the LGL Register is located in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (only certain LGL shareholders as described in section 14.14(a) of the Scheme Booklet), Canada, Singapore, Hong Kong, New Zealand, the People's Republic of China, Indonesia, France, Japan, Ireland or Switzerland (unless Newcrest is satisfied that it is permitted to allot and issue New Newcrest Shares to that Scheme Participant pursuant to the Scheme by the laws of that place), or LGL or any of its related bodies corporate (as defined in the Australian Corporations Act).

LGL means Lihir Gold Limited (ARBN 069 803 998).

LGL Share means a fully paid ordinary share in the capital of LGL.

LGL Shareholder means a person who is registered in the Register as a holder of LGL Shares.

Maximum Cash Consideration has the meaning given in clause 4.4(a)(ii).

Maximum Cash Consideration Cash Component, in relation to a Scheme Participant, has the meaning given in clause 4.4(d)(i).

Maximum Cash Value means the aggregate Shareholder Offer Value in respect of all valid Elections for Maximum Cash Consideration.

Maximum Share Number means the aggregate number of New Newcrest Shares that would be issued if all valid Elections for Maximum Share Consideration were satisfied in full by the issue of New Newcrest Shares.

Maximum Share Consideration has the meaning given in clause 4.4(a)(i).

Maximum Share Consideration Share Component, in relation to a Scheme Participant, has the meaning given in clause 4.4(c)(i).

Merger Implementation Agreement means the Merger Implementation Agreement between LGL and Newcrest dated 4 May 2010, a copy of which is included in the Scheme Booklet.

Message has the meaning given to that term in the ASTC Settlement Rules.

Mixed Consideration means the Scheme Consideration ascertained in accordance with clause 4.3.

Mixed Consideration Cash means the amount of cash payable in respect of all valid Elections for Mixed Consideration.

Mixed Consideration Shares means the aggregate number of New Newcrest Shares to be issued in respect of all valid Elections for Mixed Consideration.

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NASDAQ means Nasdaq Stock Market Inc. National Market.

New Newcrest Shares means Newcrest Share to be issued under the Scheme as Scheme Consideration.

Newcrest means Newcrest Mining Limited (ABN 20 005 683 625).

Newcrest Constitution means the Newcrest Constitution as amended from time to time.

Newcrest Daily VWAP in relation to an ASX Trading Day, means the volume weighted average share price of Newcrest Shares which are sold on ASX on that day (excluding any and all special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase or the after hours adjust phase, overseas trades, trades pursuant to the exercise of options over Newcrest Shares and overnight crossings, and any other trades that Newcrest and LGL reasonably agree to exclude on the basis that they are not representative of the general price at which Newcrest Shares are trading on ASX in the context of trading in Newcrest Shares on any day in which the trades took place). This will be calculated using the IRESS Market System.

Newcrest Registry means Link Market Services Limited of Level 9, 333 Collins St of Melbourne VIC 3000.

Newcrest Share means a fully paid ordinary share in the capital of Newcrest.

Newcrest VWAP means the arithmetic average of the Newcrest Daily VWAPs over the five ASX Trading Days up to and including the Record Date, rounded to two decimal places

OTCBB means the over the counter bulletin board operated by the Financial Industry Regulatory Authority of the United States.

Participant has the meaning given to that term in the ASTC Settlement Rules.

PNG means Papua New Guinea.

PNG Broker means the broker appointed by LGL, being a stock broker registered to operate on POMSoX under PNG law and being a participating organisation for the purposes of, and as defined in, the business rules of POMSoX.

PNG Companies Act means the *Companies Act 1997* (PNG).

PNG Register means that part of LGL's share register comprising LGL Shareholders designated in the share register as being on the "PNG Register" and holding LGL Shares that are capable of being traded on POMSoX.

PNG Registrar of Companies means the Registrar of Companies appointed under section 394(1) of the PNG Companies Act.

POMSoX means the Port Moresby Stock Exchange Limited.

Record Date means 7.00pm on the date that is 5 Business Days after the Effective Date.

Register means the PNG Register or the Australian Registers, as the case requires, and **Registry** has a corresponding meaning.

Sale Agent means a person appointed by Newcrest to act as agent for the purposes of clause 4.5 (and/or a nominee of that person that is a subsidiary of that person).

Scheme means this scheme of arrangement subject to any modifications or conditions made or required by the Court pursuant to section 250 or 251 of the PNG Companies Act and agreed or consented to by LGL and Newcrest.

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Scheme Booklet means the explanatory memorandum prepared pursuant to an order of the Court under section 250(2) of the PNG Companies Act at the First Court Hearing in relation to the Scheme, its Attachments, the notice of meeting, proxy form and Election Form.

Scheme Consideration means the consideration to be provided to Scheme Participants under the terms of this Scheme for the transfer to Newcrest of their Scheme Shares, as ascertained in accordance with clause 4.

Scheme Participant means each LGL Shareholder as at the Record Date.

Scheme Share means each LGL Share on issue at the Record Date.

Scheme Transfer means, in relation to each Scheme Participant, a form of transfer for the purposes of section 65(2) of the *PNG Companies Act* which may be a master transfer of all or part of all of the Scheme Shares.

Second Court Date means the first day of hearing of an application to the Court for orders approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

Share Consideration Cap means 280,988,130 New Newcrest Shares (or such higher number of New Newcrest Shares as Newcrest determines in its absolute discretion).

Shareholders' Meeting means the meeting of LGL Shareholders convened by Court order pursuant to section 250(1) of the PNG Companies Act at which LGL Shareholders are to consider whether to approve the Scheme, including any adjournment of that meeting.

Shareholder Offer Value in relation to a Scheme Participant means:

> {(1 / 8.43 x Newcrest VWAP) + A$0.225 – Dividend Value} x the number of Scheme Shares held by that Scheme Participant

TSX means Toronto Stock Exchange.

Transmit has the meaning given to that term in the ASTC Settlement Rules.

Unmarketable Parcel Election has the meaning given in clause 4.2(a).

8.2 Interpretation

In this Scheme, unless the context otherwise requires:

(a) headings and bolding are for convenience and do not affect interpretation;

(b) the singular includes the plural and vice versa;

(c) the word "person" includes a body corporate, a partnership, a joint venture, an unincorporated body or association, or any government agency;

(d) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes and assigns;

(e) If a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(f) references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(g) references to agreements or deeds are to agreements or deeds as amended from time to time;

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